Exhibit 99.4
WASHINGTON GAS LIGHT COMPANY
Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividends (Unaudited)

Twelve Months Ended
($ in thousands)	March 31, 2009

FIXED CHARGES AND PRE-TAX PREFERRED STOCK DIVIDENDS:
Preferred Stock Dividends	$1,320
Effective Income Tax Rate	0.3648
Complement of Effective Income Tax Rate (1-Tax Rate)	0.6352
Pre-Tax Preferred Stock Dividends	$2,078

FIXED CHARGES:
Interest Expense	$44,230
Amortization of Debt Premium, Discount and Expense	366
Interest Component of Rentals	1,290

Total Fixed Charges	45,886
Pre-Tax Preferred Stock Dividends	2,078

Total Fixed Charges and Preferred Stock Dividends	$47,964

EARNINGS:
Net Income before Dividends on Preferred Stock	$121,245
Add:
Income Taxes	69,629
Total Fixed Charges	45,886

Total Earnings	$236,760

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	4.9